EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Six months ended June 30,	2007
Earnings:
Income from continuing operations before taxes on income	$2,303
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(51)
Fixed charges	199
Distributed income of less than 50%-owned persons	12
Amortization of capitalized interest	11

Total earnings	$2,474

Fixed Charges:

Interest expense:
Consolidated	$169
Proportionate share of 50%-owned persons	2

$171

Amount representative of the interest factor in rents:
Consolidated	$27
Proportionate share of 50%-owned persons	1

$28

Fixed charges added to earnings	$199

Interest capitalized:
Consolidated	$99
Proportionate share of 50%-owned persons	2

$101

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$300

Ratio of earnings to fixed charges	8.2